Exhibit 99.1

WNS to Acquire Denali Sourcing Services

Adds Strategic Sourcing and Category Management Capability to WNS Solution Suite

NEW YORK, NY and MUMBAI, INDIA, January 10, 2017 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced that on January 10, 2017, the company entered into a definitive agreement to acquire Denali Sourcing Services (Denali), a leading provider of strategic procurement BPM solutions. Denali delivers high-end global sourcing and procurement services to some of the world’s leading brands in the High-Tech, Retail/CPG, Banking and Financial Services, Utilities, and Healthcare verticals. Denali provides comprehensive Source-to-Contract (S2C) solutions, including Category Management, Strategic Sourcing, Contract and Supplier Management, and Spend Analytics. Denali Sourcing Services has built a proprietary smart technology system to perform spend analytics, and a procurement value management and tracking platform called SmarTrak. Additionally, Denali Sourcing Services has developed Denali Academy, an industry-leading training platform designed to enable strategic procurement capabilities for clients. Focused solely on procurement, Denali has pioneered “sourcing as a service” in a technology-agnostic capacity, and currently manages over $30 billion in spend on behalf of over 25 clients via a multi-location global delivery network. Over 90% of Denali’s revenue is recurring in nature, and over 95% of revenue is derived from clients in the United States.

“The acquisition of Denali Sourcing Services adds a strategic procurement capability to our existing Finance and Accounting solutions. Denali is a unique asset which we believe helps position WNS as an industry leader in F&A, and enhances our Industry Specific Solutions,” said Keshav Murugesh, WNS’ Chief Executive Officer. “In combination with our existing Procure-to-Pay (P2P) capabilities, the acquisition of Denali will enable us to offer complete end-to-end Source-to-Pay (S2P) solutions. We are pleased to welcome this talented team to WNS, and look forward to leveraging their expertise to help drive increased value for all of our key stakeholders.”

“Denali Sourcing Services is excited to join the WNS team, and looks forward to bringing our combined market-leading procurement solutions to the broader BPM marketplace,” said Alpar Kamber, Founder and CEO, Denali Sourcing Services. “Having successfully worked together over the past three years, we believe this combination is a good strategic and cultural fit. We are confident that WNS’ capabilities, market presence and customer base will allow us to drive deeper client value, expand our reach, and create new offerings.”

The acquisition of Denali Sourcing Services is subject to customary closing conditions, and is expected to close in January, 2017. Cash consideration for the transaction is $40.0 million plus adjustments for cash and working capital. WNS intends to fund the consideration primarily with long-term debt. The acquisition is expected to contribute approximately $3 million in revenue for WNS in the fiscal year ending March 31, 2017, and to be accretive to fiscal 2017 earnings. Denali currently employs over 200 cost and procurement professionals globally.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process management company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics, Healthcare and Utilities. WNS delivers an entire spectrum of business process management services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. As of September 30, 2016, WNS had 31,719 professionals across 42 delivery centers worldwide including China, Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about Denali Sourcing Services (Denali) and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of the completion of our acquisition of Denali, the timing of the completion of our acquisition of Denali, and the expected benefits of our acquisition of Denali, including Denali’s expected revenue contribution to WNS and accretive benefit to our earnings, our growth opportunities, industry environment, and expectations concerning our future financial performance and growth potential. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; our dependence on a limited number of clients in a limited number of industries; regulatory, legislative and judicial developments; increasing competition in the BPM industry; technological innovation; telecommunications or technology disruptions; our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data; our ability to attract and retain clients; negative public reaction in the US or the UK to offshore outsourcing; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; the effects of our different pricing strategies or those of our competitors; our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions, and to successfully grow our revenue and expand our service offerings and market share; and future regulatory actions and conditions in our operating areas. These and other factors are more fully discussed in our most recent annual report on Form 20-F filed on May12, 2016 with the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” refer to the United States dollars, the legal currency of the United States.

CONTACT:

Investors:	Media:

David Mackey Corporate SVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 (201) 942-6261 david.mackey@wns.com	Archana Raghuram Head – Corporate Communications WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com